

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2012

Via E-mail
Peter Hoffman
Chief Executive Officer
Seven Arts Entertainment Inc.
8439 Sunset Boulevard, Suite 402
West Hollywood, CA 90069

> **Re:** **Seven Arts Entertainment Inc.**
> **Revised Preliminary Proxy Statement on Form 14A**
> **Filed August 24, 2012**
> **File No. 001-34250**

Dear Mr. Hoffman:

We have reviewed your responses to the comments in our letter dated August 20, 2012 and have the following additional comments.

General

1. Please update your financial statements as appropriate in compliance with Rule 8-08(b) of Regulation S-X.

Proposal No. 1, page 6

2. We note that you recently completed a 1 for 70 reverse stock split. Please revise here, and elsewhere in the proxy statement as appropriate, to discuss the specifics of the split, including the reason for the split and whether and to what extent it was previously approved by stockholders. Please also disclose the number of shares of common stock outstanding after the consummation of the split.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
        Randy Katz, Esq.
        Baker & Hostetler LLP